AMENDMENT
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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 3){*}


                  PEPSI-COLA PUERTO RICO BOTTLING COMPANY
--------------------------------------------------------------------------------
                             (Name of Issuer)

                           CLASS B COMMON STOCK
--------------------------------------------------------------------------------
                        (Title Class of Securities)

                               713434 10 8
           -----------------------------------------------------
                              (CUSIP Number)


RAFAEL NIN, C/O PEPSI-COLA PUERTO RICO BOTTLING COMPANY, CARRETERA #2, KM 19.4, BARRIO CANDELARIA, TOA BAJA, PUERTO RICO 09949, (787) 251-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             JULY 10, 1997
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject  of  this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

{*} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)


PAGE

                                       SCHEDULE 13D



CUSIP NO.    713434 10 8                                    Page 2 of 4 Pages


      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              RAFAEL NIN

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                                      (A) <square>
                                                                                                       (B) <square>

      3       SEC USE ONLY


      4       SOURCE OF FUNDS{*}

              OO
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      <square>

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES OF AMERICA
                                         7      SOLE VOTING POWER
              NUMBER OF
                                                7,712,500 SHARES OF COMMON STOCK
               SHARES

           BENEFICIALLY                  8      SHARED VOTING POWER

             OWNED BY                           0

               EACH                      9      SOLE DISPOSITIVE POWER

             REPORTING                          5,212,500 SHARES OF COMMON STOCK

              PERSON                    10      SHARED DISPOSITIVE POWER

               WITH                             0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,712,500 SHARES OF COMMON STOCK
              1,706,667 SHARES OF COMMON STOCK BENEFICIALLY OWNED PURSUANT TO GRANTS OF OPTIONS

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}                     <square>

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.87%

     14       TYPE OF REPORTING PERSON{*}

              IN

                                {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
                 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


PAGE

ITEM 1.        SECURITY AND ISSUER.

               This Amendment No. 3 to Schedule 13D is being filed to amend the initial Schedule 13D filed by Rafael Nin on October 9, 1996 relating to his ownership of shares of Class A Common Stock, par value $0.01 per share ("Class A Shares") and shares of Class B Common Stock, par value $0.01 per share ("Class B Shares", together with the Class A Shares, the "Common Stock") of Pepsi-Cola Puerto Rico Bottling Company, a Delaware corporation (the "Company"). Except as specifically indicated in this Amendment No. 3, the information contained in the original filing of the Schedule 13D, as amended by Amendment's No. 1 and No. 2 thereto, remains unchanged.

ITEM 2.        IDENTITY AND BACKGROUND.

               No Change.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               In connection with a proposed settlement of certain class action securities lawsuits (the "Litigation") in which the Company and some of its directors are defendants, a number of the Company's shareholders, including the original organizers of the Company, transferred in July 1997 2,500,000 Class B Shares to Mr. Rafael Nin, acting as trustee pursuant to the terms of a Trust Agreement dated as of May 14, 1997 (the "Trust Agreement"). In connection with their deposit of shares under the Trust Agreement, these shareholders, pursuant to a Stock Option Agreement dated as of May 14, 1997 (the "Litigation Settlement Option Agreement"), granted to a special committee (the "Special Committee") of the Company's Board of Directors an option on behalf of the Company or its designee to purchase all of the 2,500,000 Class B Shares (the "Option Shares") for use by the Company to pay a portion of the Litigation settlement payment. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" for a description of the Trust Agreement and the Litigation Settlement Option Agreement.

ITEM 4.        PURPOSE OF TRANSACTION.

               The purpose of the deposit of the Option Shares under the Trust Agreement and the grant of the stock options on the Option Shares to the Special Committee pursuant to the Litigation Settlement Option Agreement is to provide to the Company a portion of the consideration required to consummate the settlement of the Litigation.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) Mr. Nin beneficially owns the following amounts and percentages of each class of securities identified pursuant to Item 1 (the Class A Shares and Class B Shares are treated as one class for this purpose because each Class A Share is exchangeable for a Class B Share):

CLASS OF SHARES                            AGGREGATE NUMBER OF SHARES                    PERCENTAGE OF CLASS
Class A Shares (held as trustee)                          5,000,000                            23.26%

Class B Shares (held as trustee)                          2,500,000                            11.63%

Class B Shares (held individually)                          212,500                             0.98%

Options to Acquire Class B Shares                         1,706,667                              N/A{*}


_______________
{*} If all 1,706,667 Class B Shares were issued pursuant to the exercise of these options they would represent 7.35% of the then outstanding shares of Common Stock.

               The 5,000,000 Class A Shares are held under a voting trust agreement and are disposable upon the exercise of the outstanding stock options granted under a stock option agreement (see the Schedule 13D as originally filed). The options to acquire 1,706,667 Class B Shares were granted under a Stock Option Agreement and the Company's qualified Stock Option Plan (See Amendment No. 1 and Amendment No. 2 to the Schedule 13D previously filed).

               (b) There have been no transactions involving any class of shares during the past sixty days other than the transactions described in Item 3 above.

PAGE

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The information contained in the Trust Agreement and the Litigation Settlement Option Agreement (which are filed as exhibits to this Schedule 13D), which describes their respective terms, is incorporated herein by reference.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

               1. Trust Agreement dated as of May 14, 1997 among certain shareholders of the Company and Rafael Nin, as trustee.

               2. Stock Option Agreement dated as of May 14, 1997 among certain shareholders of the Company, a special committee of the Company's Bord of Directors and Rafael Nin.



SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       /S/ RAFAEL NIN
                                                      --------------------------
                                                      Rafael Nin



August 12, 1997